Exhibit 2.9

AMENDMENT NO. 2
TO THE
PARTNERSHIP INTEREST PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO THE PARTNERSHIP INTEREST PURCHASE AGREEMENT (this “Amendment”), dated as of February 9, 2009, is entered into by and among Eagle Rock Energy Partners, L.P., a Delaware limited partnership (“Buyer”) for itself and as successor in interest to Millennium Midstream Partners, L.P., a Delaware limited partnership (“MMP”), and each owner of the partnership interests of MMP prior to the sale to Buyer (“Sellers”).  Defined terms used herein, but not otherwise defined, shall have such meanings as are set forth in the Purchase Agreement (defined below) and, unless the context otherwise indicates, references to “Sections” shall refer to Sections of the Purchase Agreement.

RECITALS:

WHEREAS, reference is herein made to that certain Partnership Interest Purchase Agreement by and among MMP, Sellers and Buyer dated September 11, 2008, as amended by that certain Amendment No. 1 dated October 1, 2008 (the “Purchase Agreement”);

WHEREAS, Sellers and Buyer wish to amend the Purchase Agreement as necessary to (a) address certain matters related to post-Closing adjustments to the Purchase Price, (b) provide a claw-back mechanism for cash distributions made by Buyer with respect to Buyer Units that are ultimately canceled pursuant to post-closing adjustments to the Purchase Price, and (c) address certain matters related to the Retained Environmental Obligations:

WHEREAS, MMP, Sellers and Buyer, who constitute all of the parties to the Purchase Agreement, desire to amend the Purchase Agreement as set forth herein in accordance with Section 11.8 of the Purchase Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, MMP, Sellers and Buyer hereby agree as follows:

1.           Amendment to Purchase Agreement.

(i)
Section 2.3 of the Purchase Agreement addressed adjustments to the Cash Payment as of the Closing, without any post-closing adjustment.  By execution of this Amendment, the Parties hereby amend Section 2.3 of the Purchase Agreement to incorporate a post-Closing adjustment mechanism for the items set forth in Section 2.3 (specifically those items listed on Exhibit E to the Purchase Agreement).  On December 30, 2008, Buyer delivered a proposed adjustment for the items set forth in Section 2.3 of the Purchase Agreement, and the Sellers shall have until February 28, 2009 to respond to such proposed adjustment.  Sellers and Buyer will use all commercially reasonable efforts to resolve the disputed matter(s) within the thirty (30) day period following the delivery of Sellers’ response.  Any remaining disputes between the Parties with respect to the adjustment for items under Section 2.3 shall be handled with the same dispute resolution procedure set forth in Section 2.4(a)(iii).  Settlement of any post-Closing adjustments for items set forth in Section 2.3 shall be handled in the same manner as contemplated in Section 2.4.

(ii)	Section 2.4(b) of the Purchase Agreement is hereby deleted.

(iii)
Section 2.4(d) of the Purchase Agreement is hereby amended to extend the period of time for Buyer to provide the schedule setting forth adjustment to the Purchase Price for Post-Effective Time Taxes to February 20, 2009.

(iv)
Section 2.4 of the Purchase Agreement is hereby amended to extend the period of time for Sellers to respond to all of Buyer’s proposed adjustments to the Purchase Price pursuant to Section 2.3 and 2.4 until February 28, 2009.  Sellers and Buyer will use all commercially reasonable efforts to resolve the disputed matter(s) within the thirty (30) day period following the delivery of Sellers’ response.  Any remaining disputes between the Parties with respect to the adjustment for items under Section 2.3 shall be handled with the same dispute resolution procedure set forth in Section 2.4(a)(iii).  Settlement of any post-Closing adjustments for items set forth in Section 2.3 shall be handled in the same manner as contemplated in Section 2.4.

(v)
The Purchase Agreement is hereby amended to provide that any cash distributions made by Buyer on Buyer Units (i.e. those common units held in the Escrow Account with Escrow Agent -- Wells Fargo) that are ultimately canceled pursuant to the post-Closing adjustment mechanisms under Section 2.3 and 2.4 of the Purchase Agreement, as amended by this Amendment, shall be remitted by Escrow Agent to Buyer at the time of cancellation of such Buyer Units, together with any interest earned on such distributions from the time of the distribution to the time of remittance; and the Sellers’ Representative, on behalf of each Seller, and each Seller (on its own behalf) do hereby agree to cause $150,000.00 in cash to remain in the Escrow Account until such cancellation of Buyer Units in accordance with this paragraph and to return cash to the Escrow Account to the extent that the above-stated amount results in a deficiency in the amount payable to Buyer upon the cancellation of the Buyer Units in accordance with this paragraph.

(vi)
The Purchase Agreement is hereby amended to provide that Retained Environmental Obligations will be addressed under Article IX of the Purchase Agreement upon conclusion of the audit that is being conducted by Buyer and its representatives, and will be subject to compromise settlement negotiations as between Mr. John O’Shea as Sellers’ Representative, on behalf of Sellers, and Mr. Bill Puckett, Senior Vice President Midstream Business of the general partner of the general partner of Buyer, on behalf of Buyer, pursuant to the general framework set forth on Exhibit A.

2.           Additional Assurances.  MMP, Sellers, and Buyer agree to take additional actions and execute any additional documents or instruments as reasonably necessary to carry out the foregoing amendments.

3.           Ratification.  The Purchase Agreement, as hereby amended, is ratified and confirmed in all respects and shall continue in full force and effect in all respects in its original form, except as modified and amended hereby.

4.           Governing Law.   This Amendment is governed and construed in accordance with the Laws of the State of Texas, without regard to the Laws that might be applicable under conflicts of Laws principles.  The Parties hereto agree that the appropriate, exclusive and convenient forum for any disputes between any of the Parties hereto arising out of this Amendment or the transactions contemplated hereby shall be in any state or federal court in Houston, Texas, and each of the Parties hereto irrevocably submits to the jurisdiction of such courts solely in respect of any legal proceeding arising out of or related to this Amendment.  The Parties further agree that the Parties shall not bring suit with respect to any disputes arising out of this Amendment or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts.  The Parties further agree, to the extent permitted by Law, that a final and nonappealable judgment against a party in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified or exemplified copy of which shall be conclusive evidence of the fact and amount of such judgment.  Except to the extent that a different determination or finding is mandated due to the applicable Law being that of a different jurisdiction, the Parties hereto agree that all judicial determinations or findings by a state or federal court in Houston, Texas with respect to any matter under this Amendment shall be binding.  To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Amendment and (ii) submits to the personal jurisdiction of any court described above.  THE PARTIES HERETO AGREE THAT THEY HEREBY IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AMENDMENT.

5.           Counterparts.  This Amendment may be executed in multiple counterparts, each of which when so executed shall be deemed an original and all of which shall constitute one and the same agreement.

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Exhibit A

1.
As part of Buyer’s audit work that will be performed on each site, Buyer will also review the PBRs that MMP began to prepare prior to Closing (items 3, 4, 5, 7 and 8 identified on Schedule 4.12).  To the extent that the information for a particular site is complete on the PBR work (i.e. no missing equipment and the information is accurate and complete in light of findings from Buyer’s audit), then Buyer will not make a claim for the audit and remedial work on the permits for that particular site.  To the extent the information is not complete for a particular site, then Buyer shall make a claim for the full cost of the audit and remedial work for the particular site.

2.
Buyer will review the updated SPCC plans and file missing plans as required to the extent they are missing in item 9 on Schedule 4.12 and make the appropriate claims, if any, under the Purchase Agreement.

3.
For the balance of the items on Schedule 4.12, Buyer will make claims as appropriate for: (i) the audit work to determine what needs to be done, and (ii) the performance of the work per the Purchase Agreement.

4.	Other items not on Schedule 4.12 that Buyer may find during the performance of Buyer’s audit work may result in claims pursuant to the Purchase Agreement where applicable.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 2 to the Partnership Interest Purchase Agreement as of the day and year first above written.

MME UNIT HOLDINGS, LLC

By:	/s/ John O’Shea, Jr.
Name:	John O’Shea, Jr.
Title:	Manager

MMP GP, LLC

By:	/s/ John O’Shea, Jr.
Name:	John O’Shea, Jr.
Title:	Manager

By:	/s/ John O’Shea, Jr.
Name:	John O’Shea, Jr.
as Sellers’ Representative

Signature Page to Amendment No. 2 to Partnership Interest Purchase Agreement

WFC HOLDINGS CORPORATION

By:	/s/ Gilbert Shen
Name:	Gilbert Shen
Title:	Vice President

Signature Page to Amendment No. 2 to Partnership Interest Purchase Agreement

TORTOISE CAPITAL RESOURCES CORPORATION

By:	/s/ Ed Russell
Name:	Ed Russell
Title:	President

Signature Page to Amendment No. 2 to Partnership Interest Purchase Agreement

KAYNE ANDERSON ENERGY DEVELOPMENT COMPANY

By:	/s/ James C. Baker
Name:	James C. Baker
Title:	Manager

Signature Page to Amendment No. 2 to Partnership Interest Purchase Agreement

EAGLE ROCK ENERGY PARTNERS, L.P.

By:	Eagle Rock Energy GP, L.P., its General Partner

By:	Eagle Rock Energy G&P, LLC, its General Partner

By:           /s/ Joseph A. Mills
Name: Joseph A. Mills
Title: Chief Executive Officer

Signature Page to Amendment No. 2 to Partnership Interest Purchase Agreement